CERTIFICATE OF QUALIFIED PERSON

I, Glenn Bezuidenhout, FSAIMM, of Johannesburg, South Africa do hereby certify:

- I am the Process Director of DRA Mineral Projects, with a business address at DRA Campus, No 3 Inyanga Close, Sunninghill, 2157, South Africa.
- This certificate applies to the technical report entitled Otjikoto Gold Project, NI 43-101 Technical Report, Feasibility Report, February 2013.
- I am a graduate of Witwatersrand Technicon (National Diploma in Extractive Metallurgy). I am a Fellow of the South African Institute of Mining and Metallurgy, member #705704.My relevant experience includes; gold plant operations from 1979 to 1985 at Eastern Transvaal Consolidated Mines (Barberton), Village Main Reef (Johannesburg) and Consolidated Moddefontein Mines (Springs), from 1992, as a process engineer I have completed 18 mineral processing projects, the most recent gold project was Edikan Gold Mine for Perseus, 2011. I am a "Qualified Person" for the purposes of National Instrument 43-101 (the "instrument").
- My most recent personal inspection of the Property was on 22nd March 2012 for one day.
- I am responsible for part of Sections 13.3.3, 13.3.13, 13.3.14, 17.1, 17.2, 21.26, 21.27 and shared responsibility with others for the Sections 13, 17 and 21 of the Technical Report.
- I am independent of B2Gold Corporation as defined by section 1.5 of the instrument.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- I have read the instrument and the parts of the Technical report that I am responsible for have been prepared in compliance with the Instrument.
- As part of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 22nd day of February 2013 at Johannesburg, South Africa

Glenn Bezuidenhout, FSAIMM

Process Director, DRA Mineral Projects